UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2021

CENTERPOINT ENERGY, INC.

(Exact name of registrant as specified in its charter)

Texas	1-31447	74-0694415
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1111 Louisiana Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 207-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CNP	The New York Stock Exchange
Chicago Stock Exchange, Inc.
Depositary Shares for 1/20 of 7.00% Series B Mandatory Convertible Preferred Stock, $0.01 par value	CNP/PB	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Conditions.

On February 25, 2021, CenterPoint Energy, Inc. (“CenterPoint Energy”) reported fourth quarter and full-year 2020 earnings. For additional information regarding CenterPoint Energy’s fourth quarter and full-year 2020 earnings, please refer to CenterPoint Energy’s press release attached to this report as Exhibit 99.1 (the “Press Release”), which Press Release is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

CenterPoint Energy is holding a conference call to discuss its fourth quarter and full-year 2020 earnings on February 25, 2021. Information about the call can be found in the Press Release furnished herewith as Exhibit 99.1. For additional information regarding CenterPoint Energy’s fourth quarter and full-year 2020 earnings, please refer to the supplemental materials which are being posted on CenterPoint Energy’s website and are attached to this report as Exhibit 99.2 (the “Supplemental Materials”), which Supplemental Materials are incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

The information in the Press Release and the Supplemental Materials is being furnished, not filed, pursuant to Items 2.02 and 7.01, respectively. Accordingly, the information in the Press Release and the Supplemental Materials will not be incorporated by reference into any registration statement filed by CenterPoint Energy under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

(d)	Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

99.1	Press Release issued February 25, 2021 regarding CenterPoint Energy’s fourth quarter and full-year 2020 earnings

99.2	Supplemental Materials regarding CenterPoint Energy’s fourth quarter and full-year 2020 earnings

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERPOINT ENERGY, INC.

Date: February 25, 2021	By:	/s/ Kristie L. Colvin

Kristie L. Colvin
Senior Vice President and Chief Accounting Officer

Exhibit 99.1

For more information contact
Media:
Natalie Hedde
Phone 812.491.5105
Investors:
Philip Holder
Phone 713.207.6500

For Immediate Release

CenterPoint Energy reports fourth quarter and full-year 2020 results

•	CenterPoint Energy reported fourth quarter 2020 earnings of $0.27 per diluted share, $0.29 earnings per diluted share on a guidance basis

•	Full-year 2020 results show a loss of $1.79 per diluted share, and $1.40 earnings per diluted share on a guidance basis, with $1.17 from Utility Operations and $0.23 from Midstream Investments

•	Fourth quarter and full-year 2020 guidance basis results beat consensus and guidance

•	Raising 2021 Utility EPS guidance range to $1.24 - $1.26, and reiterating 6% - 8% Utility EPS guidance basis growth rate target and 10% rate base compound annual growth rate

•	CenterPoint Energy remains focused on customers, and is proud of its dedicated employees and the resiliency of its electric and gas systems during the February 2021 winter storm

Houston - February 25, 2021 - CenterPoint Energy, Inc. (NYSE: CNP) today reported fourth quarter 2020 earnings of $0.27 per diluted common share, compared to $0.25 per diluted common share for the fourth quarter of 2019. On a guidance basis, fourth quarter 2020 earnings were $0.29 per diluted share, compared to $0.35 per diluted share for the fourth quarter of 2019.

CenterPoint Energy also reported a loss available to common shareholders of $949 million, or a loss of $1.79 per diluted share, for the full-year 2020, compared with income available to common shareholders of $674 million, or $1.33 per diluted share for the full-year 2019. Full year 2020 results included after-tax non-cash impairment charges of $1,269 million or $2.25 per diluted share, associated with the company’s midstream investments. On a guidance basis, full-year 2020 earnings were $1.40 per diluted share, compared to $1.60 per diluted share for full-year 2019.

“Our service territories, particularly here in Texas, have been significantly impacted by the recent severe winter storm. Our thoughts are with our communities and our customers as they recover from the impacts of this storm,” said Dave Lesar, President and Chief Executive Officer of CenterPoint Energy.

“I am proud of our employees who went above and beyond to manage the impacts of the storm, the generation shortfall, and the resulting ERCOT electricity curtailment. We are also pleased with our system’s performance during this event and proud to report that over 98% of our 2.6 million electric customers had power within 12 hours of having the electricity supply made available to us.”

“We are proactively managing our near-term working capital needs resulting from the February winter storm. Today we are pleased to announce we have secured $1.7 billion in financing commitments to help us bridge short term liquidity needs. We believe that this short-term financing, along with our existing credit facilities, will help provide ample liquidity for us to address any winter storm-related expenses.”

“Looking back to 2020, our strong guidance based results speak to the quality of our utility business and our ability to withstand headwinds due in part to our exceptional customer growth and timely recovery mechanisms. While maintaining our 6% - 8% guidance basis Utility EPS growth target and 10% rate base compound annual growth rate, we are raising our 2021 guidance basis Utility EPS range to $1.24 - $1.26.”

--more--

Lesar added, “We have also recently announced our support of the merger between Enable Midstream Partners, LP and Energy Transfer LP. We committed to taking a disciplined approach to minimizing our midstream exposure on our December 7th Investor Day and this transaction is a big step for CenterPoint Energy as we deliver on our promises to our shareholders. By taking steps to significantly reduce the risk of our midstream investment and improve the liquidity of the underlying security, we can accelerate our transition to a fully regulated business model. We will keep you updated on the closing of the transaction and our plan to ultimately eliminate our midstream exposure.”

Earnings Outlook

Given the recently announced merger between Enable and Energy Transfer, CenterPoint Energy will only be presenting a guidance basis Utility EPS range for 2021 as Enable did not provide 2021 guidance during its recent earnings call.

In addition to presenting its financial results in accordance with GAAP, including presentation of income (loss) available to common shareholders and diluted earnings (loss) per share, CenterPoint Energy provides guidance based on guidance basis income and guidance basis diluted earnings per share, which are non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure.

Management evaluates CenterPoint Energy’s financial performance in part based on guidance basis income and guidance basis earnings per share. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance, by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the company’s fundamental business performance. These excluded items are reflected in the reconciliation tables of this news release, where applicable. CenterPoint Energy’s guidance basis income and guidance basis diluted earnings per share non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which respectively are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies.

(1) Utility EPS Guidance Range

•

The Utility EPS guidance range includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes.

•	The Utility EPS guidance excludes:

•	Earnings or losses from the change in value of ZENS and related securities

•	Certain expenses associated with merger integration

•

Midstream Investments segment and associated income from the Enable preferred units and a corresponding amount of debt in addition to an allocation of associated corporate overhead and impact, including related expenses, associated with the merger between Enable and Energy Transfer

•	Cost associated with the early extinguishment of debt

•	Gain and impact, including related expenses, associated with gas LDC sales

In providing this guidance, CenterPoint Energy does not consider the items noted above and other potential impacts such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. The 2021 Utility EPS guidance range also considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates, and regulatory and judicial proceedings. In addition, the 2021 Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy’s service territories throughout 2021. To the extent actual results deviate from these assumptions, the 2021 Utility EPS guidance range may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking guidance basis diluted earnings per share because changes in the value of ZENS and related securities, future impairments, and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control.

(2) Midstream Investments EPS Expected Range

Midstream guidance is not initiated at this time as a result of a pending merger between Enable and Energy Transfer. CenterPoint Energy will continue to record its share of Enable’s earnings as well as basis difference accretion, earnings from the Enable preferred distributions net of an associated amount of debt, interest on the Midstream note, and an allocation of corporate overhead based on Midstream Investment segment’s relative earnings contribution until the transaction closes.

Upon closing of the transaction, CenterPoint Energy’s investment in Energy Transfer will be accounted for as an equity method investment with a fair value option. Following the closing of the transaction, CenterPoint Energy will establish Midstream Investments EPS expected range based on the distributions from Energy Transfer and the debt and corporate allocations previously described as a component of our Midstream Investments, excluding market-to-market gains or losses recorded for the Energy Transfer investments.

Reconciliation of Consolidated income (loss) available to common shareholders and diluted earnings (loss) per share (GAAP) to guidance basis income and guidance basis diluted earnings per share (Non-GAAP)

Quarter Ended December 31, 2020
	Utility Operations		Midstream Investments		Corporate and Other (6)		CES(1) & CIS(2) (Disc. Operations)		Consolidated
	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)
Consolidated income (loss) available to common shareholders and diluted EPS	$119	$0.21	$49	$0.09	$(17)	$(0.03)	$—	$—	$151	$0.27

ZENS-related mark-to-market (gains) losses:
Marketable securities (net of taxes of $8)(4)(5)	—	—	—	—	(27)	(0.05)	—	—	(27)	(0.05)
Indexed debt securities (net of taxes of $8)(4)	—	—	—	—	27	0.05	—	—	27	0.05

Impacts associated with the Vectren merger (net of taxes of $0)(4)	(2)	—	—	—	—	—	—	—	(2)	—

Severance costs (net of taxes of $1)(4)	2	—	—	—	—	—	—	—	2	—

Impacts associated with BREC activities (net of taxes of $0, $0)(4)	1	—	—	—	1	—	—	—	2	—

Impacts associated with Series C preferred stock
Preferred stock dividend requirement and amortization of beneficial conversion feature	—	—	—	—	19	0.04	—	—	19	0.04
Impact of increased share count on EPS if issued as common stock	—	(0.01)	—	(0.01)	—	—	—	—	—	(0.02)

Total Series C preferred stock impacts	—	(0.01)	—	(0.01)	19	0.04	—	—	19	0.02

Corporate and Other Allocation	13	0.02	(9)	(0.01)	(3)	(0.01)	(1)	—	—	—

Exclusion of Discontinued Operations (7)	—	—	—	—	—	—	1	—	1	—

Consolidated on a guidance basis	$133	$0.22	$40	$0.07	$—	$—	$—	$—	$173	$0.29

(1)	Energy Services segment
(2)	Infrastructure Services segment
(3)

Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS

(4)	Taxes are computed based on the impact removing such item would have on tax expense
(5)	Comprised of common stock of AT&T Inc. and Charter Communications, Inc.
(6)	Corporate and Other, plus income allocated to preferred shareholders
(7)	Results related to discontinued operations are excluded from the company’s guidance basis results

Quarter Ended December 31, 2019
	Utility Operations		Midstream Investments		Corporate and Other (6)		CES(1) & CIS(2) (Disc. Operations)		Consolidated
	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)
Consolidated income (loss) available to common shareholders and diluted EPS	$197	$0.39	$7	$0.01	$(96)	$(0.19)	$20	$0.04	$128	$0.25

Timing effects impacting CES (1):
Mark-to-market (gains) losses (net of taxes of $2)(4)	—	—	—	—	—	—	6	0.01	6	0.01

ZENS-related mark-to-market (gains) losses:
Marketable securities (net of taxes of $16)(4)(5)	—	—	—	—	(60)	(0.12)	—	—	(60)	(0.12)
Indexed debt securities (net of taxes of $16)(4)	—	—	—	—	60	0.12	—	—	60	0.12

Impacts associated with the Vectren merger (net of taxes of $5, ($4), $0)(4)	(4)	(0.01)	—	—	17	0.04	4	—	17	0.03

Losses on impairment (net of taxes of $11, $3)(4)	—	—	35	0.07	—	—	45	0.09	80	0.16

Corporate and Other Allocation	(48)	(0.10)	(6)	(0.01)	79	0.15	(25)	(0.04)	—	—

Exclusion of Discontinued Operations (7)	—	—	—	—	—	—	(50)	(0.10)	(50)	(0.10)

Consolidated on a guidance basis	$145	$0.28	$36	$0.07	$—	$—	$—	$—	$181	$0.35

(1)	Energy Services segment
(2)	Infrastructure Services segment
(3)

Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS

(4)	Taxes are computed based on the impact removing such item would have on tax expense
(5)	Comprised of common stock of AT&T Inc. and Charter Communications, Inc.
(6)	Corporate and Other, plus income allocated to preferred shareholders
(7)	Results related to discontinued operations are excluded from the company’s guidance basis results

Twelve Months Ended December 31, 2020
	Utility Operations		Midstream Investments		Corporate and Other (6)		CES(1) & CIS(2) (Disc. Operations)		Consolidated
	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)
Consolidated income (loss) available to common shareholders and diluted EPS	$508	$0.95	$(1,116)	$(2.10)	$(159)	$(0.30)	$(182)	$(0.34)	$(949)	$(1.79)

Timing effects impacting CES (1):
Mark-to-market (gains) losses (net of taxes of $3)(4)	—	—	—	—	—	—	(10)	(0.02)	(10)	(0.02)

ZENS-related mark-to-market (gains) losses:
Marketable securities (net of taxes of $11)(4)(5)	—	—	—	—	(38)	(0.07)	—	—	(38)	(0.07)
Indexed debt securities (net of taxes of $13)(4)	—	—	—	—	47	0.09	—	—	47	0.09

Impacts associated with the Vectren merger (net of taxes of $1, $3)(4)	3	0.01	—	—	12	0.02	—	—	15	0.03

Severance costs (net of taxes of $4, $0)(4)	13	0.03	—	—	2	—	—	—	15	0.03

Impacts associated with BREC activities (net of taxes of $0, $0)(4)	1	—	—	—	1	—	—	—	2	—

Impacts associated with the sales of CES (1) and CIS (2) (net of taxes of $10)(4)	—	—	—	—	—	—	217	0.41	217	0.41

Impacts associated with Series C preferred stock
Preferred stock dividend requirement and amortization of beneficial conversion feature	—	—	—	—	58	0.11	—	—	58	0.11
Impact of increased share count on EPS if issued as common stock	—	(0.06)	—	0.12	—	0.01	—	—	—	0.07

Total Series C preferred stock impacts	—	(0.06)	—	0.12	58	0.12	—	—	58	0.18

Losses on impairment (net of taxes of $0, $408)(4)	185	0.33	1,269	2.25	—	—	—	—	1,454	2.58

Corporate and Other Allocation	(48)	(0.09)	(22)	(0.04)	77	0.14	(7)	(0.01)	—	—

Exclusion of Discontinued Operations (7)	—	—	—	—	—	—	(18)	(0.04)	(18)	(0.04)

Consolidated on a guidance basis	$662	$1.17	$131	$0.23	$—	$—	$—	$—	$793	$1.40

(1)	Energy Services segment
(2)	Infrastructure Services segment
(3)

Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS

(4)	Taxes are computed based on the impact removing such item would have on tax expense
(5)	Comprised of common stock of AT&T Inc. and Charter Communications, Inc.
(6)	Corporate and Other, plus income allocated to preferred shareholders
(7)	Results related to discontinued operations are excluded from the company’s guidance basis results

Twelve Months Ended

December 31, 2019

	Utility Operations		Midstream Investments		Corporate and Other (6)		CES(1) & CIS(2) (Disc. Operations)		Consolidated
	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)	Dollars in millions	Diluted EPS (3)
Consolidated income (loss) available to common shareholders and diluted EPS	$670	$1.32	$131	$0.26	$(236)	$(0.46)	$109	$0.21	$674	$1.33

Timing effects impacting CES (1):
Mark-to-market (gains) losses (net of taxes of $9)(4)	—	—	—	—	—	—	(30)	(0.07)	(30)	(0.07)

ZENS-related mark-to-market (gains) losses:
Marketable securities (net of taxes of $59)(4)(5)	—	—	—	—	(223)	(0.44)	—	—	(223)	(0.44)
Indexed debt securities (net of taxes of $61)(4)	—	—	—	—	231	0.46	—	—	231	0.46

Impacts associated with the Vectren merger
Merger impacts other than the increase in share count (net of taxes of $17, $19, $4)(4)	69	0.14	—	—	79	0.15	15	0.04	163	0.33
Impact of increased share count on EPS	—	0.02	—	—	—	—	—	—	—	0.02

Total merger impacts	69	0.16	—	—	79	0.15	15	0.04	163	0.35

Losses on impairment (net of taxes of $11, $3)(4)	—	—	35	0.07	—	—	45	0.09	80	0.16

Corporate and Other Allocation	(85)	(0.17)	(21)	(0.04)	149	0.29	(43)	(0.08)	—	—

Exclusion of Discontinued Operations (7)	—	—	—	—	—	—	(96)	(0.19)	(96)	(0.19)

Consolidated on a guidance basis	$654	$1.31	$145	$0.29	$—	$—	$—	$—	$799	$1.60

(1)	Energy Services segment
(2)	Infrastructure Services segment
(3)

Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS

(4)	Taxes are computed based on the impact removing such item would have on tax expense
(5)	Comprised of common stock of AT&T Inc. and Charter Communications, Inc.
(6)	Corporate and Other, plus income allocated to preferred shareholders
(7)	Results related to discontinued operations are excluded from the company’s guidance basis results

Filing of Form 10-K for CenterPoint Energy, Inc.

Today, CenterPoint Energy, Inc. filed with the Securities and Exchange Commission (SEC) its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (“2020 Form 10-K”). A copy of that report is available on the company’s website, under the Investors section. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts, and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about the company and to communicate important information about the company, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore we encourage investors, the media, our customers, business partners and others interested in our company to review the information we post on our website.

Webcast of Earnings Conference Call

CenterPoint Energy’s management will host an earnings conference call on Thursday, February 25, 2021, at 7:00 a.m. Central time/8:00 a.m. Eastern time. Interested parties may listen to a live audio broadcast of the conference call on the company’s website under the Investors section. A replay of the call can be accessed approximately two hours after the completion of the call and will be archived on the website for at least one year.

About CenterPoint Energy, Inc.

As the only investor owned electric and gas utility based in Texas, CenterPoint Energy, Inc. (NYSE: CNP) is an energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations that serve more than 7 million metered customers in Arkansas, Indiana, Louisiana, Minnesota, Mississippi, Ohio, Oklahoma and Texas. As of December 31, 2020, the company owned approximately $33 billion in assets and also owned 53.7 percent of the common units representing limited partner interests in Enable Midstream Partners, LP, a publicly traded master limited partnership that owns, operates and develops strategically located natural gas and crude oil infrastructure assets. With approximately 9,500 employees, CenterPoint Energy and its predecessor companies have been in business for more than 150 years. For more information, visit CenterPointEnergy.com.

Forward-looking Statements

This news release includes, and the earnings conference call will include, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual events and results may differ materially from those expressed or implied by these forward-looking statements. Any statements in this news release or on the earnings conference call regarding capital investments, rate base growth and our ability to achieve it, future earnings and guidance, including long-term growth rate, and future financial performance and results of operations, including with respect to regulatory actions, the expected closing of the merger between Enable and Energy Transfer, de-risking our midstream investment and improving the liquidity of our midstream investments, accelerating our transition to a fully regulated business model, our plan to eliminate our midstream exposure, value creation, opportunities and expectations and any other statements that are not historical facts are forward-looking statements. Each forward-looking statement contained in this news release or discussed on the earnings conference call speaks only as of the date of this release or the earnings conference call.

Important factors that could cause actual results to differ materially from those indicated by the provided forward-looking information include, but are not limited to, risks and uncertainties relating to: (1) the performance of Enable, the amount of cash distributions CenterPoint Energy receives from Enable, and the value of CenterPoint Energy’s interest in Enable; (2) CenterPoint Energy’s expected benefits of the merger with Vectren Corporation (Vectren) and integration, including the ability to successfully integrate the Vectren businesses and to realize anticipated benefits and commercial opportunities; (3) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (4) industrial, commercial and residential growth in CenterPoint Energy’s service territories and changes in market demand; (5) actions by credit rating agencies, including any potential downgrades to credit ratings; (6) the timing and impact of future regulatory and legal proceedings; (7) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and CenterPoint Energy’s carbon reduction targets; (8) the impact of the COVID-19 pandemic; (9) the recording of impairment charges, including any impairments related to CenterPoint Energy’s investment in Enable; (10) weather variations and CenterPoint Energy’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (11) changes in business plans; (12) CenterPoint Energy’s ability to fund and invest planned capital, including timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment; (13) CenterPoint Energy’s or Enable’s potential business strategies and strategic initiatives, including the recommendations and outcomes of the Business Review and Evaluation Committee, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including our proposed sale of our Natural Gas businesses in Arkansas and Oklahoma and the proposed merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated by CenterPoint Energy or Enable; (14) CenterPoint Energy’s ability to execute operations and maintenance management initiatives; and (15) other factors discussed in CenterPoint Energy’s 2020 Form 10-K, including in the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” sections of such reports, and other reports CenterPoint Energy or its subsidiaries may file from time to time with the Securities and Exchange Commission.

Important Information for Investors and Unitholders

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger between Enable and a subsidiary of Energy Transfer, Energy Transfer will file with the SEC a registration statement on Form S-4, which will include a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable will also file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus will be mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable).

Participants in the Solicitation

The company, Energy Transfer, Enable and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of the company is set forth in the company’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on March 13, 2020 and the company’s 2020 Form 10-K, which was filed with the SEC on February 25, 2021, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K, which was filed with the SEC on February 19, 2021 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2021, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

CenterPoint Energy, Inc. and Subsidiaries

Statements of Consolidated Income

(Millions of Dollars)

(Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenues:
Utility revenues	$1,962	$1,918	$7,049	$7,202
Non-utility revenues	92	101	369	362

Total	2,054	2,019	7,418	7,564

Expenses:
Utility natural gas, fuel and purchased power	507	534	1,488	1,762
Non-utility cost of revenues, including natural gas	61	69	257	257
Operation and maintenance	768	733	2,744	2,775
Depreciation and amortization	304	287	1,189	1,225
Taxes other than income taxes	129	122	516	474
Goodwill impairment	—	—	185	—

Total	1,769	1,745	6,379	6,493

Operating Income	285	274	1,039	1,071

Other Income (Expense):
Gain on marketable securities	35	76	49	282
Loss on indexed debt securities	(35)	(76)	(60)	(292)
Interest expense and other finance charges	(113)	(139)	(501)	(528)
Interest expense on Securitization Bonds	(6)	(8)	(28)	(39)
Equity in earnings (loss) of unconsolidated affiliates, net	71	17	(1,428)	230
Interest income	1	1	3	17
Interest income from Securitization Bonds	—	1	1	5
Other income, net	16	8	60	28

Total	(31)	(120)	(1,904)	(297)

Income (Loss) from Continuing Operations Before Income Taxes	254	154	(865)	774
Income tax expense (benefit)	54	17	(274)	92

Income (Loss) from Continuing Operations	200	137	(591)	682
Income (Loss) from Discontinued Operations (net of tax expense of $-0-, $8, $21 and $46, respectively)	—	20	(182)	109

Net Income (Loss)	200	157	(773)	791

Income allocated to preferred shareholders	49	29	176	117

Income (Loss) Available to Common Shareholders	$151	$128	$(949)	$674

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

CenterPoint Energy, Inc. and Subsidiaries

Selected Data From Statements of Consolidated Income

(Millions of Dollars, Except Share and Per Share Amounts)

(Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Basic earnings (loss) per common share - continuing operations	$0.28	$0.21	$(1.45)	$1.12
Basic earnings (loss) per common share - discontinued operations	—	0.04	(0.34)	0.22

Basic Earnings (Loss) Per Common Share	$0.28	$0.25	$(1.79)	$1.34

Diluted earnings (loss) per common share - continuing operations	$0.27	$0.21	$(1.45)	$1.12
Diluted earnings (loss) per common share - discontinued operations	—	0.04	(0.34)	0.21

Diluted Earnings (Loss) Per Common Share	$0.27	$0.25	$(1.79)	$1.33

Dividends Declared per Common Share	$0.3100	$0.2875	$0.9000	$0.8625
Dividends Paid per Common Share	$0.1500	$0.2875	$0.7400	$1.1500
Weighted Average Common Shares Outstanding (000):
- Basic	548,514	502,241	531,031	502,050
- Diluted	552,204	505,348	531,031	505,157

Income (Loss) Available to Common Shareholders
Electric (1)	$70	$63	$230	$419
Natural Gas (1)	49	134	278	251

Total Utility Operations	119	197	508	670
Midstream Investments	49	7	(1,116)	131
Corporate and Other (2)	(17)	(96)	(159)	(236)
Discontinued Operations	—	20	(182)	109

Net Income (Loss)	$151	$128	$(949)	$674

(1)	Includes only February 1, 2019 through December 31, 2019 results of acquired electric and natural gas businesses due to the Merger.
(2)

Includes energy performance contracting and sustainable infrastructure services through ESG, unallocated corporate costs, interest income and interest expense, intercompany eliminations and the reduction of income allocated to preferred shareholders.

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

CenterPoint Energy, Inc. and Subsidiaries

Results of Operations by Segment

(Millions of Dollars, Except Throughput and Customer Data)

(Unaudited)

	Electric (1)
	Quarter Ended December 31,		% Diff	Year Ended December 31,		% Diff
	2020	2019	Fav/Unfav	2020	2019	Fav/Unfav
Revenues	$870	$818	6%	$3,470	$3,519	(1)%
Utility natural gas, fuel and purchased power	39	37	(5)%	147	149	1%

Revenues less Utility natural gas, fuel and purchased power	831	781	6%	3,323	3,370	(1)%

Expenses:
Operation and maintenance	472	434	(9)%	1,704	1,656	(3)%
Depreciation and amortization	166	154	(8)%	663	739	10%
Taxes other than income taxes	64	65	2%	268	261	(3)%
Goodwill impairment	—	—	—	185	—	—

Total expenses	702	653	(8)%	2,820	2,656	(6)%

Operating Income	129	128	1%	503	714	(30)%
Other Income (Expense)
Interest expense and other finance charges	(55)	(55)	—	(220)	(225)	2%
Interest income	—	5	—	3	27	(89)%
Other income (expense), net	6	1	500%	16	(1)	1,700%

Income (Loss) From Continuing Operations Before Income Taxes	80	79	1%	302	515	(41)%
Income tax expense	10	16	38%	72	96	25%

Net Income	$70	$63	11%	$230	$419	(45)%

Actual GWH Delivered
Residential	6,517	6,235	5%	32,630	31,605	3%
Total	23,725	21,881	8%	98,647	96,866	2%

Weather (percentage of 10-year average for service area):
Cooling degree days	121%	110%	11%	109%	109%	—%
Heating degree days	85%	100%	(15)%	85%	96%	(11)%

Number of metered customers - end of period:
Residential	2,433,474	2,372,135	3%	2,433,474	2,372,135	3%
Total	2,749,116	2,682,228	2%	2,749,116	2,682,228	2%

(1)	Includes acquired electric operations February 1, 2019 through December 31, 2019 results only due to the Merger.

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

CenterPoint Energy, Inc. and Subsidiaries

Results of Operations by Segment

(Millions of Dollars, Except Throughput and Customer Data)

(Unaudited)

	Natural Gas (1)
	Quarter Ended December 31,		% Diff	Year Ended December 31,		% Diff
	2020	2019	Fav/Unfav	2020	2019	Fav/Unfav
Revenues	$1,102	$1,115	(1)%	$3,631	$3,750	(3)%
Cost of revenues (2)	470	507	7%	1,358	1,652	18%

Revenues less Cost of revenues	632	608	4%	2,273	2,098	8%

Expenses:
Operation and maintenance	288	274	(5)%	1,032	1,070	4%
Depreciation and amortization	115	110	(5)%	454	420	(8)%
Taxes other than income taxes	61	57	(7)%	237	206	(15)%

Total expenses	464	441	(5)%	1,723	1,696	(2)%

Operating Income	168	167	1%	550	402	37%
Other Income (Expense)
Interest expense and other finance charges	(38)	(40)	5%	(153)	(144)	(6)%
Interest income	7	1	600%	8	6	33%
Other expense, net	—	(3)	—	(2)	(11)	82%

Income (Loss) From Continuing Operations Before Income Taxes	137	125	10%	403	253	59%
Income tax expense (benefit)	88	(9)	(1,078)%	125	2	(6,150)%

Net Income	$49	$134	(63)%	$278	$251	11%

Throughput data in BCF
Residential	80	86	(7)%	237	246	(4)%
Commercial and Industrial	122	132	(8)%	439	458	(4)%

Total Throughput	202	218	(7)%	676	704	(4)%

Weather (average for service area)
Percentage of 10-year average:
Heating degree days	92%	102%	(10)%	91%	101%	(10)%
Number of customers - end of period:
Residential	4,328,607	4,252,361	2%	4,328,607	4,252,361	2%
Commercial and Industrial	349,725	349,749	—	349,725	349,749	—

Total	4,678,332	4,602,110	2%	4,678,332	4,602,110	2%

(1)   Includes acquired natural gas operations February 1, 2019 through December 31, 2019 results only due to the Merger.

(2)   Includes Utility natural gas, fuel and purchased power and Non-utility cost of revenues, including natural gas.

	Midstream Investments
	Quarter Ended December 31,		% Diff	Year Ended December 31,		% Diff
	2020	2019	Fav/Unfav	2020	2019	Fav/Unfav
Non-utility revenues	$—	$—	—	$—	$—	—
Taxes other than income taxes	—	—	—	(1)	—	—

Total expenses	—	—	—	(1)	—	—

Operating Income	—	—	—	1	—	—
Other Income (Expense)
Interest expense and other finance charges	(13)	(14)	7%	(54)	(53)	(2)%
Equity in earnings (loss) from Enable, net	71	16	344%	(1,428)	229	(724)%
Interest income	—	1	—	1	8	(88)%

Income (Loss) From Continuing Operations Before Income Taxes	58	3	1,833%	(1,480)	184	(904)%
Income tax expense (benefit)	9	(4)	(325)%	(364)	53	787%

Net Income (Loss)	$49	$7	600%	$(1,116)	$131	(952)%

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

CenterPoint Energy, Inc. and Subsidiaries

Results of Operations by Segment

(Millions of Dollars, Except Throughput and Customer Data)

(Unaudited)

	Capital Expenditures by Segment (1)
	Quarter Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Electric	$361	$359	$1,281	$1,216
Natural Gas	275	325	1,139	1,098
Corporate and Other	11	57	95	194

Continuing Operations	647	741	2,515	2,508
Discontinued Operations	—	18	21	79

Total Capital Expenditures	$647	$759	$2,536	$2,587

(1)	Includes capital expenditures of acquired businesses from February 1, 2019 through December 31, 2019 only due to the Merger.

	Interest Expense Detail
	Quarter Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Amortization of Deferred Financing Cost	$6	$7	$28	$29
Capitalization of Interest Cost	(7)	(7)	(27)	(36)
Securitization Bonds Interest Expense	6	8	28	39
Other Interest Expense	114	139	500	535

Total Interest Expense	$119	$147	$529	$567

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

CenterPoint Energy, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Millions of Dollars)

(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$147	$241
Current assets held for sale	—	1,002
Other current assets	2,773	2,694

Total current assets	2,920	3,937

Property, Plant and Equipment, net	22,362	20,624

Other Assets:
Goodwill	4,697	4,882
Regulatory assets	2,094	2,117
Investment in unconsolidated affiliates	783	2,408
Preferred units – unconsolidated affiliate	363	363
Non-current assets held for sale	—	962
Other non-current assets	252	236

Total other assets	8,189	10,968

Total Assets	$33,471	$35,529

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term borrowings	$24	$—
Current portion of securitization bonds long-term debt	211	231
Indexed debt, net	15	19
Current portion of other long-term debt	1,669	618
Current liabilities held for sale	—	455
Other current liabilities	2,906	2,655

Total current liabilities	4,825	3,978

Other Liabilities:
Deferred income taxes, net	3,603	3,928
Regulatory liabilities	3,448	3,474
Non-current liabilities held for sale	—	43
Other non-current liabilities	1,726	1,503

Total other liabilities	8,777	8,948

Long-term Debt:
Securitization bonds	536	746
Other	10,985	13,498

Total long-term debt	11,521	14,244

Shareholders’ Equity	8,348	8,359

Total Liabilities and Shareholders’ Equity	$33,471	$35,529

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

CenterPoint Energy, Inc. and Subsidiaries

Condensed Statements of Consolidated Cash Flows

(Millions of Dollars)

(Unaudited)

	Year Ended December 31,
	2020	2019
Net income	$(773)	$791
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,219	1,278
Depreciation and amortization on assets held for sale	—	62
Deferred income taxes	(429)	69
Goodwill impairment and loss from classification to held for sale	175	48
Goodwill impairment	185	—
Write-down of natural gas inventory	3	4
Equity in (earnings) losses of unconsolidated affiliates	1,428	(230)
Distributions from unconsolidated affiliates	113	261
Changes in net regulatory assets and liabilities	(86)	(114)
Changes in other assets and liabilities	160	(540)
Other, net	—	9

Net cash provided by operating activities	1,995	1,638

Net cash used in investing activities	(1,265)	(8,421)

Net cash provided by (used in ) financing activities	(834)	2,776

Net Decrease in Cash, Cash Equivalents and Restricted Cash	(104)	(4,007)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	271	4,278

Cash, Cash Equivalents and Restricted Cash at End of Year	$167	$271

Reference is made to the Combined Notes to the Consolidated Financial Statements

contained in the Annual Report on Form 10-K

of CenterPoint Energy, Inc.

FOURTH Quarter 2020 Investor Update February 25, 2021 Exhibit 99.2

Cautionary statement and Other Disclaimers This presentation and the oral statements made in connection herewith contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this presentation and the oral statements made in connection herewith are forward-looking statements made in good faith by CenterPoint Energy, Inc. (“CenterPoint Energy” or the “Company”) and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, including statements concerning CenterPoint Energy’s expectations, beliefs, plans, objectives, goals, strategies, future operations, events, financial position, earnings and guidance, growth, impact of COVID-19, costs, prospects, capital investments or performance or underlying assumptions and other statements that are not historical facts. You should not place undue reliance on forward-looking statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will,” or other similar words. The absence of these words, however, does not mean that the statements are not forward-looking. Examples of forward-looking statements in this presentation include statements about our growth and guidance (including earnings and customer growth, capital investment opportunities, utility and rate base growth expectations, taking into account assumptions and scenarios related to COVID-19), the impacts of COVID-19 on our business, the impacts of the February 2021 winter storm event on our business and service territories, O&M expense management initiatives and projected savings therefrom, the performance of Enable Midstream Partners, LP (“Enable”), including anticipated distributions received on its common units, the announced merger of Enable and Energy Transfer LP (“Energy Transfer”) and minimizing our exposure to midstream, our regulatory filings and projections (including Integrated Resources Plan as proposed in Indiana and the anticipated timeline and benefits under its preferred portfolio), our credit quality, financing plan and balance sheet expectations, the proposed sale of our Natural Gas businesses in Arkansas and Oklahoma, environmental, social and governance related matters, including our carbon emissions reduction targets. We have based our forward-looking statements on our management’s beliefs and assumptions based on information currently available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions, and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements include, but are not limited to, risks and uncertainties relating to: (1) the performance of Enable, the amount of cash distributions the Company receives from Enable, and the value of the Company’s interest in Enable; (2) the Company's expected benefits of the merger with Vectren Corporation (“Vectren”) and integration, including the ability to successfully integrate the Vectren businesses and to realize anticipated benefits and commercial opportunities; (3) financial market and general economic conditions, including access to debt and equity capital and the effect on sales, prices and costs; (4) industrial, commercial and residential growth in the Company’s service territories and changes in market demand; (5) actions by credit rating agencies, including any potential downgrades to credit ratings; (6) the timing and impact of future regulatory and legal proceedings; (7) legislative decisions, including tax and developments related to the environment such as global climate change, air emissions, carbon, waste water discharges and the handling of coal combustion residuals, among others, and the Company’s carbon reduction targets; (8) the impact of the COVID-19 pandemic; (9) the recording of impairment charges, including any impairments related to the Company’s investment in Enable; (10) weather variations and the Company’s ability to mitigate weather impacts, including impacts from the February 2021 winter storm event; (11) changes in business plans; (12) the Company's ability to fund and invest planned capital, including timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment; (13) the Company’s or Enable’s potential business strategies and strategic initiatives, including the recommendations and outcomes of the Business Review and Evaluation Committee, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the proposed sale of our Natural Gas businesses in Arkansas and Oklahoma and the proposed merger between Enable and Energy Transfer, which may not be completed or result in the benefits anticipated to the Company or Enable; (14) the Company’s ability to execute operations and maintenance management initiatives; and (15) other factors described CenterPoint Energy’s Form 10-K for the fiscal year ended December 31, 2020 under “Risk Factors,” “Cautionary Statements Regarding Forward-Looking Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Future Earnings” in such reports and in other filings with the Securities and Exchange Commission’s (“SEC”) by the Company, which can be found at www.centerpointenergy.com on the Investor Relations page or on the SEC website at www.sec.gov. This presentation contains time sensitive information that is accurate as of the date hereof (unless otherwise specified as accurate as of another date). Some of the information in this presentation is unaudited and may be subject to change. We undertake no obligation to update the information presented herein except as required by law. Investors and others should note that we may announce material information using SEC filings, press releases, public conference calls, webcasts and the Investor Relations page of our website. In the future, we will continue to use these channels to distribute material information about the Company and to communicate important information about the Company, key personnel, corporate initiatives, regulatory updates and other matters. Information that we post on our website could be deemed material; therefore, we encourage investors, the media, our customers, business partners and others interested in our Company to review the information we post on our website. Use of Non-GAAP Financial Measures In addition to presenting its financial results in accordance with generally accepted accounting principles (GAAP), including presentation of income (loss) available to common shareholders and diluted earnings (loss) per share, the Company also provides guidance based on guidance basis income and guidance basis diluted earnings per share. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. Please refer to the Appendix for detailed discussion of the use of non-GAAP financial measures presented herein. Additional Information Please refer to the Appendix for further information under the headings “Important Information for Investors and Unitholders” and “Participants in the Solicitation.”

takeaways…. 2020 Guidance Basis Consolidated EPS Beats Consensus Organic customer growth, disciplined O&M management, capital recovery. Overcame share dilution. Delivered guidance basis Utility EPS of $1.17 Minimizing Midstream Exposure Transaction announced between Enable and Energy Transfer; Currently evaluating exit strategy Recycling Capital by Selling Two Gas LDCs On track for a Q2 announcement and year end close Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. IRP – Integrated Resource Plan ….EXECUTING ON OUR PROMISES Developing Industry Leading ESG-Focused Strategy Significant milestones on Indiana IRP generation plan; Natural gas carbon reduction efforts $16B+ Capital Investments On Track Starting 5-year plan with robust investments in both Electric and Gas jurisdictions Raising 2021 Guidance Basis Utility EPS Range Increasing to $1.24 – $1.26 from previous $1.23 – $1.25

Fourth quarter and Full year 2020 results…. ….STRONG GUIDANCE BASIS RESULTS. RAISING FUTURE GUIDANCE! Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. Refer to $185M loss on impairment in Q1 related to Electric business, and $1,177M loss on impairment in Q1 and $92M loss on impairment in Q3 related to Midstream Investments Includes earnings contribution pre-divestiture and the effect of the divestiture related to discontinued operations (Energy Services and Infrastructure Services) Includes ZENS-related mark-to-market gains / losses, Vectren merger impacts, severance costs and costs related to the Business Review and Evaluation Committee Average Analyst’s EPS estimate per FactSet as of 2/8/2021 2020 Fourth Quarter Full year GAAP Diluted EPS $0.27 ($1.79) Impairments (1) - $2.58 Exclusion of discontinued operations (2) - $0.34 Impact associated with series C preferred stock $0.02 $0.18 Other (3) - $0.09 Guidance Basis Consolidated EPS $0.29 $1.40 Analyst Consensus (4) $0.20 $1.34 Guidance Basis Utility EPS $0.22 $1.17

Fourth quarter and full year 2020 PRIMARY DRIVERS…. ….DEMONSTRATE LONG-TERM RUNWAY Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. Refer to slides 23 - 26 for reconciliation to GAAP measures Results exclude guidance basis earnings per share contributions from discontinued operations (Energy Services and Infrastructure Services) of $0.10 in Q4 2019, $0.19 in FY 2019, and $0.04 in FY 2020 Includes customer growth, rate relief, depreciation, interest expense, and other Other Drivers Additional month of earnings from merger Income Taxes COVID-19 Share Dilution Electric Drivers Net Growth and Rate Relief (3) O&M Management Equity Return $0.35 $0.29 $1.60 $1.40 Full Year Fourth Quarter 2019 2019 2020 2020 Guidance Basis Earnings Per Share (1) FY Q4 $0.02 $0.02 - ($0.03) ($0.02) - (2) Natural Gas Drivers Net Growth and Rate Relief (3) O&M Management FY Q4 $0.11 $0.02 $0.02 - FY Q4 $0.03 - $0.01 ($0.01) ($0.12) ($0.02) ($0.15) ($0.04) Primary Drivers

Enable transaction…. ….PUTS US ON A PATH TO MINIMIZE MIDSTREAM EXPOSURE Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. Refers to guidance basis utility EPS annual growth rate over 2021 – 2025 Refers to CNP Rate Base CAGR target from 2020E to 2025E Subject to decisions from credit rating agencies Guidance Basis Utility EPS Midstream Contribution Minimizing exposure 6% - 8% EPS growth (1) Key Strategic Outcomes Accelerates path towards a fully regulated business model Maintains guidance basis utility EPS growth target of 6% - 8% (1) Preserves capacity to grow rate base at rate of 10% (2) Improves business risk profile: credit accretive (3) Provides enhanced liquidity to exit from midstream investments Creates autonomy in executing midstream exit strategy Reduces risk related to future midstream distribution yield as we exit midstream Delivers on our promises made on Investor Day

2021 GUIDANCE BASIS utility eps raised…. Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. Refers to guidance basis Utility EPS annual growth rate over 2021 – 2025 Includes customer growth, rate relief, depreciation, interest expense, and other Includes COVID-19 impacts, the CARES Act and other income tax benefits ….CONFIRMING 6%-8% UTILITY EPS GROWTH (1) EVERY YEAR 2021 GUIDANCE BASIS UTILITY EPS RAISED TO $1.24 - $1.26 $0.08 – $0.09 $0.03 – $0.04 $1.24 - $1.26 $1.17 6% - 8% Growth (1) in 2020 (3) (2)

February 2021 Winter storm event…. ….HIGHLIGHTS OUR STRONG REGULATORY CONSTRUCT Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. As compared to plan Based on current cost recovery mechanisms. Actual timing and the duration of the recovery may vary. Seek to fully recover costs Strong recovery mechanisms in place in all jurisdictions Started conversations with regulators on accelerating recovery timeline No impact on 2021 guidance basis Utility EPS range Expected Incremental Gas Cost (1) ~$2.5 billion Impacted States AR, IN, LA, MN, MS, OK, TX Costs Recovery Period (2) Starts in Q3 2021

EFFICIENT FINANCING Plan…. Key Actions Executed extension of Revolving Credit Facilities in February 2021: Maturity extended by 3 years with aggregate amount reduced by $900M Addressing near term maturities at CEHE and parent Strong liquidity: ~$2.1Bn as of 2/22/2021 DRIP expected to raise ~$25 million equity in 2021: No additional equity issuance ….ENHANCES RISK REDUCTION AND EARNINGS GROWTH Continued Strong Liquidity Stable Ratings and Metrics 2020 credit enhancing actions strengthened the balance sheet and support 2021-2025 capital plan Moody’s revised CNP outlook from Negative to Stable in December 2020 Fitch and S&P revised CNP outlook from Negative to Stable in February 2021, following the announced merger between Enable and Energy Transfer Fitch upgraded CERC to A- in February 2021 Note: Refer to slide 2 for information on forward-looking statements. CEHE – CenterPoint Energy Houston Electric; CERC – CenterPoint Energy Resources Corp. $ in millions

Consistent, premier performance…. OPERATING EXCELLENCE UTILITY EPS (5) OUTLOOK DURING 2020 We sweat the details… ….so you don’t have to. Future CNP Peer Avg (4) Rate Base Growth 10% (1) 7% Utility EPS Growth 6% - 8% (2) 5% Customer Growth Up ~2% Flat O&M (3) Cost Down 1% to 2% +1% Customer Satisfaction Top Quartile Avg FLEX UP FLEX DOWN ….FOR CUSTOMERS AND INVESTORS Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. Refer to CNP rate base CAGR target from 2020E to 2025E Refers to guidance basis Utility EPS annual growth rate for 2021 – 2025 Inclusive of Electric and Natural Gas business. Excluding utility costs to achieve, severance costs and amounts with revenue offsets. Peer historical average from 2015 – 2019 Refers to 2020 guidance basis Utility EPS COVID Mild Weather Share Dilution $1.10 to $1.20 Reinvestment Cost Reduction Economic Recovery $1.17

Culture of continuous improvement…. Safety – Every day Quality – The first time Delivery – On time Cost – See, eliminate waste Morale – Proud to serve ACCELERATES EXAMPLES OF O&M (1) COST SAVINGS Good Business Decisions 2021 vs 2020 (millions) 2021 – 2025 (millions) Attrition $4 $20 Carbon Reduction (Coal à Gas à Renewables) N/A 25 Enhanced Capitalization 15 20 Work Acceleration & Automation 15 10 Continuous Improvement 15 45 Other (5) (10) Net Savings $44 $110+ Annual O&M (1) Cost Savings -3% Plan -1% to -2% Eliminate Human Struggle ….IS ALL ABOUT CUSTOMERS AND INVESTORS NOTE: Note: Refer to slide 2 for information on forward-looking statements. Inclusive of Electric and Natural Gas business. Excluding utility costs to achieve, severance costs and amounts with revenue offsets.

Our value proposition – Report card Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. Refers to guidance basis Utility EPS annual growth rate for 2021 – 2025 Refers to CNP Rate Base CAGR target from 2020E to 2025E Inclusive of Electric and Natural Gas business. Excluding utility costs to achieve, severance costs and amounts with revenue offsets. Delivering industry-leading guidance basis Utility EPS growth of 6% - 8%(1) with consistent dividend growth Achieving exceptional rate base CAGR target of ~10% (2) Serving fast-growing regions of the United States Taking a leading stance on ESG, driving the transition to a net-zero economy Minimizing exposure to midstream Selling 2 Gas LDCs to efficiently recycle capital to fund growth Optimizing our balance sheet Reducing O&M (3) 1% - 2% annually via continuous improvement

THANK YOU FOR YOUR SUPPORT Contacts Philip Holder Senior Vice President Strategic Planning and Investor Relations Tel. (713) 207 – 7792 philip.holder@centerpointenergy.com Panpim Lohachala Manager Investor Relations Tel. (713) 207 – 7961 panpim.lohachala@centerpointenergy.com

Appendix

Q4 2020 v Q4 2019 Guidance Basis (NON-GAAP) EPS(1) drivers for Continuing Operations Note: Refer to slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures Refer to slides 23 and 25 for reconciliation to GAAP measures Reference Enable’s 2020 Form 10-K and fourth quarter 2020 earnings materials dated February 24, 2021. Includes the effect of share dilution and associated allocation of Corporate & Other based upon relative earnings contribution. Includes customer growth, rate relief, depreciation, interest expense, and other Includes COVID-19 impacts, and income tax variances (3) (4)

Full year 2020 v 2019 Guidance Basis (NON-GAAP) EPS(1) drivers for Continuing Operations Note: Refer to slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures Refer to slides 24 and 26 for reconciliation to GAAP measures Reference Enable’s 2020 Form 10-K and fourth quarter 2020 earnings materials dated February 24, 2021. Includes the effect of share dilution and associated allocation of Corporate & Other based upon relative earnings contribution. Includes customer growth, rate relief, depreciation, interest expense, and other Includes COVID-19 impacts, additional month of earnings from merger, and income tax variances Includes reduction in equity return related to Electric business, and other small items (3) (4) (5)

Electric Natural Gas Weather-adjusted throughput (1) growth 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 2018 2019 2020 Note: C&I – Commercial and Industrial Volume in kWh for Electric and MCF for Gas.

Indiana INTEGRATED RESOURCE PLAN (1) Note: Refer to slide 2 for information on forward-looking statements. IRP – Integrated Resource Plan; CPCN – Certificate of Public Convenience and Necessity. Subject to change based on availability and approval Based on 2005 levels PROPOSED GENERATION TRANSFORMATION PLAN WILL REDUCE CARBON EMISSION BY 75% (2) Progress Update 50 MW Solar came online in January 2021 Signed agreements with solar developers for 400 MW of solar CPCN filed for 400 MW of solar in February 2021 (6 – 12 months approval period) CPCN filing for ~460 MW Combustion Turbines in Q2 2021 (12 – 18 months approval period) CPCN filing for additional renewables (wind + solar) in Summer 2021 (6 – 12 months approval period)

Legislative and Regulatory Update Legislative bills to monitor Economic tests for transmission project approval: Texas (Electric) Including storage lease payments in rate base: Texas (Electric) Preventing city bans on natural gas: Arkansas, Indiana and Texas Supporting use of renewable gas: Arkansas, Minnesota Minnesota rate case settlement Settlement filed on 9/17/2020 for $38.5 million revenue increase MPUC accepted the settlement on 1/14/2021 Final Order is expected in Q1 2021 The settlement is based on an overall cost of capital of 6.86% Does not specify individual cost of capital components Note: Refer to slide 2 for information on forward-looking statements and slide 27 for information on guidance basis Utility EPS assumptions and non-GAAP measures. MPUC – Minnesota Public Utilities Commission

Regulatory schedule – Electric 2021 2022 2023 Rate Case Expect to file in Q4 for both Houston and Indiana TCOS (TX) Expect to file two times per year (timing may vary) DCRF (TX) Expect to file in Q2 Expect to file in Q2 TDSIC (IN) Expect to file two times per year CECA (IN) Expect to file in Q1 of each year ECA (IN) Expect to file in Q2 of each year CPCN (IN) Expect to file in Q1 Note: Refer to slide 2 for information on forward-looking statements. Actual timing of the filings may vary. TCOS – Transmission Cost of Service Adjustment; DCRF – Distribution Cost Recovery Factor; TDSIC – Transmission, Distribution, and Storage System Improvement Charge; CECA – Clean Energy Cost Adjustment; ECA – Energy Cost Adjustment; CPCN – Certificate of public convenience and necessity

Regulatory schedule – Natural gas 2021 2022 2023 Rate Case Phase I for Indiana North and Indiana South Phase II for Indiana N & S Expect to file for Minnesota Expect file in Q4 for Houston and TX Coast GRIP (TX) Expect to file in Q1 of each year FRP (AR) Expect to file in Q2 of each year PBRC (OK) Expect to file in Q1 of each year RSP (LA) Expect to file in Q3 of each year RRA (MS) Expect to file in Q2 of each year CSIA (IN) Expect to file in Q1 Expect to file by Q4 Expect to file 2 times DRR (OH) Expect to file in Q2 of each year CEP (OH) Expect to file in Q1 of each year Note: Refer to slide 2 for information on forward-looking statements. Actual timing of the filings may vary. GRIP – Gas Reliability Infrastructure Program; FRP – Formula Rate Plan; PBRC – Performance Based Rate Change Plan; RSP – Rate Stabilization Plan; RRA – Rate Regulation Adjustment; CSIA – Compliance and System Improvement Adjustment; DRR – Distribution Replacement Rider; CEP – Capital Expenditure Program

MIDSTREAM TRANSACTION Summary Term sheet Note: Refer to slide 2 for information on forward-looking statements. ET – Energy Transfer LP Calculated based on the 10-day VWAP as of 2/12/2021 Based on an exchange ratio of 0.8595x. Assumes Enable common unit count of 435.5M as of 10/16/20 and 1.8M of Enable dilutive phantom units as of 09/30/20. Assumes ET common unit count of 2,697.7M as of 10/30/20 and 19.3M of ET dilutive securities as of 12/31/19; Assumes CNP’s 53.7% ownership of Enable common units Topic Description Exchange ratio Fixed exchange ratio of 0.8595x, based on the 10-day volume weighted average trading price (“VWAP”) (1) Pro forma CenterPoint Energy’s ownership of ET shares: 6.5% (~12% for ENBL unitholders) (2) GP interest $5 million for CNP’s GP interests in Enable ENBL Series A Preferred CNP to exchange its $363 million holding of ENBL Series A Non-cumulative Preferred into ET Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred units at a premium value of ~$385 million Registration Rights CNP and OGE to enter into customary registration rights to facilitate exit from ET common units Required approvals Proposal subject to expiration of Hart-Scott-Rodino waiting period No state or FERC regulatory approvals expected Transaction does not require a vote of ET limited partners Transaction Cost Expected total cost of ~$45 million, inclusive of the $30 million payment below Upon the consummation of the transaction, the partnership agreements between CNP and OGE will terminate and CNP will pay $30 million to OGE Expected Timeline Expected transaction close in the second half of 2021, subject to consent solicitation process and Hart-Scott-Rodino Antitrust Act

RECONCILIATION: INCOME (loss) AND DILUTED Earnings (loss) per share TO Guidance basis INCOME AND guidance basis DILUTED EPS USED IN PROVIDING ANNUAL Earnings GUIDANCE Note: Refer to slide 27 for information on non-GAAP measures Energy Services segment Infrastructure Services segment Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS Taxes are computed based on the impact removing such item would have on tax expense Comprised of common stock of AT&T Inc. and Charter Communications, Inc. Corporate and Other, plus income allocated to preferred shareholders Results related to discontinued operations are excluded from the company’s guidance basis results

RECONCILIATION: INCOME (loss) AND DILUTED Earnings (loss) per share TO guidance basis INCOME AND guidance basis DILUTED EPS USED IN PROVIDING ANNUAL Earnings GUIDANCE Note: Refer to slide 27 for information on non-GAAP measures Energy Services segment Infrastructure Services segment Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS Taxes are computed based on the impact removing such item would have on tax expense Comprised of common stock of AT&T Inc. and Charter Communications, Inc. Corporate and Other, plus income allocated to preferred shareholders Results related to discontinued operations are excluded from the company’s guidance basis results

RECONCILIATION: INCOME (loss) AND DILUTED Earnings (loss) per share TO guidance basis INCOME AND guidance basis DILUTED EPS USED IN PROVIDING ANNUAL Earnings GUIDANCE Note: Refer to slide 27 for information on non-GAAP measures Energy Services segment Infrastructure Services segment Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS Taxes are computed based on the impact removing such item would have on tax expense Comprised of common stock of AT&T Inc. and Charter Communications, Inc. Corporate and Other, plus income allocated to preferred shareholders Results related to discontinued operations are excluded from the company’s guidance basis results

RECONCILIATION: INCOME (loss) AND DILUTED Earnings (loss) per share TO guidance basis INCOME AND guidance basis DILUTED EPS USED IN PROVIDING ANNUAL Earnings GUIDANCE Note: Refer to slide 27 for information on non-GAAP measures Energy Services segment Infrastructure Services segment Quarterly diluted EPS on both a GAAP and guidance basis are based on the weighted average number of shares of common stock outstanding during the quarter, and the sum of the quarters may not equal year-to-date diluted EPS Taxes are computed based on the impact removing such item would have on tax expense Comprised of common stock of AT&T Inc. and Charter Communications, Inc. Corporate and Other, plus income allocated to preferred shareholders Results related to discontinued operations are excluded from the company’s guidance basis results

Additional information Use of Non-GAAP Financial Measures In this presentation and the oral statements made in connection herewith, CenterPoint Energy presents, based on diluted earnings per share, guidance basis Utility earnings per share (“Utility EPS”), which is not a generally accepted accounting principles (“GAAP”) financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. 2021 Utility EPS includes net income from Electric and Natural Gas segments, as well as after tax Corporate and Other operating income and an allocation of corporate overhead based upon the Utility’s relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements, and other items directly attributable to the parent along with the associated income taxes. Utility EPS excludes (a) earnings or losses from the change in value of CenterPoint Energy's 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) and related securities, (b) certain expenses associated with merger integration, (c) Midstream Investments segment and associated income from the Enable preferred units and a corresponding amount of debt in addition to an allocation of associated corporate overhead and impact, including related expenses, associated with the merger between Enable and Energy Transfer, (d) cost associated with the early extinguishment of debt and (e) gain and impact, including related expenses, associated with gas LDC sales. 2021 Utility EPS does not consider the items noted above and other potential impacts, such as changes in accounting standards, impairments or other unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. 2021 Utility EPS also considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates and regulatory and judicial proceedings. In addition, the 2021 Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy's service territories throughout 2021.To the extent actual results deviate from these assumptions, the 2021 Utility EPS guidance range may not be met or the projected annual Utility EPS growth rate may change. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking 2021 Utility EPS because changes in the value of ZENS and related securities, future impairments and other unusual items are not estimable and are difficult to predict due to various factors outside of management’s control. The appendix to this presentation contains a reconciliation of income (loss) available to common shareholders and diluted earnings (loss) per share to the basis used in providing guidance. Management evaluates the Company’s financial performance in part based on guidance basis income and Utility EPS. Management believes that presenting these non-GAAP financial measures enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in these non-GAAP financial measures exclude items that Management believes do not most accurately reflect the Company’s fundamental business performance. These excluded items are reflected in the reconciliation tables, where applicable. CenterPoint Energy’s guidance basis income and Utility EPS non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, income available to common shareholders and diluted earnings per share, which are the most directly comparable GAAP financial measures. These non-GAAP financial measures also may be different than non-GAAP financial measures used by other companies. Important Information for Investors and Unitholders This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Enable and a subsidiary of Energy Transfer, Energy Transfer will file with the SEC a registration statement on Form S-4, which will include a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable will also file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus will be mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable). Participants in the Solicitation The Company, Energy Transfer, Enable and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of the Company is set forth in the Company’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on March 13, 2020 and the Company’s 2020 Form 10-K, which was filed with the SEC on February 25, 2021, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K, which was filed with the SEC on February 19, 2021 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2021, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.